Exhibit 99.1

Lilium Announces Firm Order of 20 Lilium Jets from U.S. Operator UrbanLink

●	UrbanLink’s firm purchase order of 20 Lilium Jets, with an option for 20 more, includes scheduled pre-delivery payments.
●	The agreement marks a critical aviation milestone as UrbanLink becomes the first airline in the U.S. fully committed to integrating eVTOL aircraft into its fleet.
●	UrbanLink will begin operations with a regional network connecting cities in South Florida.

MIAMI, FLORIDA, May 6, 2024: Lilium N.V. (NASDAQ:LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet and global pioneer in Regional Air Mobility (RAM), today announced their partnership with advanced air mobility (AAM) operator UrbanLink to operate Lilium Jets in South Florida. As part of the agreement, UrbanLink will purchase 20 Lilium Jets, with scheduled pre-delivery payments, and become the first airline in the U.S. fully committed to integrating eVTOL aircraft into its fleet.

Newly launched, UrbanLink is led by Ed Wegel, a seasoned airline executive with 40 years of experience in financing, operations, and distribution. Wegel has raised more than $1 billion for aviation ventures and led FAA certifications for two U.S. Part 135 airlines and several U.S. Part 121 carriers, including achieving the 2014 certification of Eastern Air Lines' 737-800 fleet in a record-breaking eight months. Most recently, Wegel served as CEO & Founder of GlobalX, America’s fastest-growing charter airline. Wegel has also served as a board member for private and public airlines including Atlantic Coast Airlines, BWIA International Airlines, and Eastern Airlines. He was also a key developer of JetBlue’s initial business plan.

Wegel said, “While many airlines have discussed the potential of operating eVTOL aircraft, none have made a definitive commitment. UrbanLink will be the first airline in the U.S. to integrate eVTOL aircraft into its fleet. We are dedicated to revolutionizing the way people move to and from as well as within urban cores. After thorough evaluation of various manufacturers, we found the Lilium Jet to be the optimal choice for our needs, thanks to its superior cabin design, range, capacity, and cost-effectiveness.”

Lilium's partnership with UrbanLink marks a critical milestone in accelerating the adoption of AAM in South Florida. UrbanLink’s entry into the region includes plans to utilize the network of Florida vertiports that Lilium and its partners have diligently worked on over the past five years.

UrbanLink sees eVTOLs as a key driver of sustainable regional connectivity across South Florida. The Lilium Jet, with its planned launch range, is poised to fulfill this vision by linking major cities such as Miami, West Palm Beach, Boca Raton, and Fort Lauderdale, extending seamlessly across the peninsula to Marco Island. The service launch is targeted for 2026.

Sebastien Borel, Lilium’s Chief Commercial Officer, said, “We are proud that UrbanLink has selected the Lilium Jet for its network and operations. This is a huge milestone, not only for Lilium, but for the commercialization of eVTOLs in the U.S. We believe that this purchase of eVTOL aircraft is the first by a commercial operator that isn’t invested in the manufacturer that it is purchasing from. This is a sign that the market for eVTOL aircraft has matured and there is growing demand for aircraft that can provide connections between, rather than just within, cities. I know that Ed has the vision and operational expertise to make regional air mobility a success.”

This order follows the start of assembly of the first Lilium Jet at the end of last year with the first piloted flight test of the Lilium Jet targeted to occur in late 2024.

Contact information for media:

Sam Polstein

+1.646.477.8893

sam.polstein@lilium.com

Contact information for investors:

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

About Lilium:

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 950+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About UrbanLink:

UrbanLink is a South Florida-based advanced air mobility (AAM) company dedicated to revolutionizing urban transportation through innovative air mobility solutions. Led by aviation industry veteran Ed Wegel, UrbanLink is committed to creating smarter, more efficient transportation systems that enhance connectivity and sustainability in South Florida and beyond. UrbanLink is currently positioned to be the first provider of all electric zero emission AAM solutions and is poised to make history as the first airline in the U.S. to integrate electric vertical takeoff and landing (eVTOL) aircraft into its fleet. For more information, visit urbanlinkair.com.

Lilium Forward Looking Statements:

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model; (ii) the markets and industry in which the Lilium Group operates or intends to operate; (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the timing of the first manned flight and the Lilium Jet’s entry into service; and (iv) the Lilium Group’s agreement with UrbanLink for the sale of the Lilium Jets as described herein. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “targeted,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.